August 12, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:	NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.
Forms 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File Nos. 001-15891, 001-36002 and 001-16455

Dear Ms. Thompson:

We hereby respond to the comments made by the Staff in your letter dated July 29, 2015 related to the above referenced filings of NRG Energy, Inc. (the “Company”), NRG Yield, Inc. and GenOn Energy, Inc. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 —  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1.              We note your response to comment 2 and have the following comments:

•                  In future filings, please consider separately quantifying the increase or decrease in average realized prices for each of your Texas and South Central markets rather than quantifying the net change.  In this regard, when two factors offset each other, we believe a best practice is to separately quantify the impact of each material factor impacting your results to provide greater information to your investors rather that qualitatively indicating that one factor is partially offset by the other, which could describe a wide range of scenarios.

To the extent that the increase or decrease in average realized prices for each of our ERCOT and MISO markets offset each other and such increases or decreases would be material to our investors, we will separately quantify each factor.

•                  It appears from your response that the operating loss for your Texas conventional power generation business worsened in 2014 as compared to the operating losses previously disclosed in 2013 and 2012.  In this regard, it appears from your response that the vast majority of the decrease in gross margin and increase in operating expenses for the Gulf Coast region during 2014 relate to Texas.  If our assumption is true, please tell us how you determined you did not need to convey this information to your investors to allow them to understand the material underlying factors driving the results of your NRG Business reportable segment.  If our assumption is incorrect, explain to us in detail how and why the operating income/loss of the Texas generation business in 2014 differs from its previously disclosed operating loss in 2013, and tell us how you determined you did not need to convey this change in profitability to your investors to allow them to understand the material underlying factors driving the results of your NRG Business reportable segment.  If you believe that your current disclosures convey either that the Texas generation business continues to incur operating losses which partially offset the operating income generated by the remainder of the NRG Business segment, or that the Texas generation business swung from an operating loss to operating income, please point us to the specific disclosures that convey this information.

We acknowledge the Staff’s comment and in response, we note the following:

•                  As NRG has grown through acquisition and project development over the past several years, the impact of the ERCOT market continues to decrease relative to NRG’s overall operating results.  Gross margin is the most significant driver of our operating results and the following information is disclosed on page 66 of the NRG 2014 10-K (in millions):

NRG Business	Gulf Coast	East	West	B2B	Total
Gross margin - 2014	$1,270	$2,561	$403	$226	$4,460
Gross margin - 2013	1,373	2,062	302	244	3,981
(Decrease)/Increase	$(103)	$499	$101	$(18)	$479

		$ Amt	%
Primary drivers:
EME acquisition (East and West regions)		$403	84%
Remainder of East region		202	42%
Decrease in realized prices - ERCOT	(163)
Increase in realized prices - MISO	23
Net decrease in realized prices - Gulf Coast region		(140)	-29%
Other		14	3%
		$479

The most significant drivers of the increase in our NRG Business gross margin were related to the EME acquisition and the extreme cold weather in the winter of 2014.

In addition, we note on page 64 of the NRG 2014 10-K that NRG’s consolidated gross margin increased from 2013 to 2014 by $1,079 million as follows (in millions):

NRG Business	$479
NRG Renew	287
NRG Yield	201
NRG Home Retail	107
NRG Home Solar	5
$1,079

With a decrease of $103 million, comprised of a decrease of $140 million related to lower average realized prices, offset by an increase of $37 million, primarily from lower transportation and transmission expenses, the Gulf Coast region represents less than 10% of the total change in NRG consolidated gross margin.

•                  We provide specific disclosures with respect to the ERCOT market as it continues to be a market in which we operate.  Specifically on page 21, we discuss the ERCOT market in general; on page 28, we describe specific regulations impacting the ERCOT market; on page 50, in Item 2 — Properties, we list our facilities by location which highlights that approximately 72% of the generation capacity in the Gulf Coast region operates in ERCOT, and accordingly, these facilities contribute significantly to the Gulf Coast region; on page 61, we disclose average on-peak power prices in ERCOT; on page 66, we disclose the impact of the decrease in realized prices in ERCOT on gross margin; and on page 70, we disclose the increase in operations and maintenance expense with respect the facilities in ERCOT of $60 million, which was primarily driven by timing.

•                  The ERCOT and MISO markets are managed together in the Gulf Coast region under a single regional president as the markets operate in a similar fashion, with gross margin generated from energy margin that moves with changes in natural gas prices and minimal impact from sales of capacity.

We believe we have adequately disclosed material trends and impacts of these trends on our assets in ERCOT.  We acknowledge the Staff’s comment, and will continue to evaluate the appropriateness of our disclosure with respect to trends within the ERCOT and MISO markets that could have a material impact on NRG’s financial statements.

NRG Business gross margin, page 65

2.                                      We note your response to comment 3.  Explain to us what consideration you gave to providing expanded disclosure with regard to the factors you consider when scheduling planned maintenance outages.  In this regard, we assume the timing of outages will vary depending on generating unit production levels, changes in plant life cycles, cost of fuel, labor and materials and the general scope of the work performed, all of which could have an impact on the number, duration and cost of outages in any given period.  To the extent planned maintenance outages are reasonably expected to materially affect your future results, including gross margin, we believe you should provide meaningful disclosure in an appropriate location within MD&A about how these planned outages are expected to cause future results to differ from historical results.  Refer to Item 303(A)(3)(ii) of Regulation S-K.

In our response to comment 3, we advised the Staff that we provide expanded disclosure with respect to plant outages to the extent that the impact is material to our financial results.  Outages with a material impact to our results are typically unplanned and, therefore, depending on duration and cause of the outage, may require further disclosure within

MD&A.  With respect to planned outages, these outages are scheduled based on a long-term maintenance cycle, which allows us to forecast the duration and timing of the outage and to minimize the impact on our financial results.  Planned outages generally do not materially impact NRG’s results, however, to the extent a planned outage lasts materially longer than expected or has a material cost in excess of the expected cost, this impact would be described within MD&A as and when it occurs. To the extent we have announced our plans to add or convert fuel capabilities at our facilities, we disclose this fact and the timing of the related work, on page 90 of NRG’s 2014 10-K and page 87 of NRG’s second quarter 10-Q and detailed below.  In future filings, we will add additional language to indicate that the timing of such projects could impact our future operating revenues and results. The proposed language is in bold below the following table.

Fuel Repowerings and Conversions

The table below lists the currently projected repowering and conversion projects at certain NRG Business facilities:

Facility	Net Generation Capacity (MW)	Project Type	Fuel Type	Targeted COD
Fuel Conversions - Regulatory Compliance(a)
Joliet Units 6, 7 and 8	1,326	Natural Gas Conversion	Natural Gas	Summer 2016
Total	1,326
Repowering and Fuel Conversions - Growth Investments(b)
Avon Lake Units 7 and 9	732	Natural Gas Conversion	Natural Gas	Summer 2016
Dunkirk Units 2, 3 and 4	445	Natural Gas Conversion	Natural Gas	Spring 2016
Carlsbad Peakers (formerly Encina) Units 1, 2, 3, 4, 5 and GT(c)	500	Repowering	Natural Gas	Fall 2017
Puente (formerly Mandalay) Units 1 and 2(c)	262	Repowering	Natural Gas	Spring 2020
New Castle Units 3, 4 and 5	325	Natural Gas Conversion	Natural Gas	Summer 2016
Portland Units 1 and 2	401	Ultra-Low Sulfur Diesel Conversion	Ultra-Low Sulfur Diesel	Summer 2017
P.H. Robinson Peakers 1-6	330	Repowering	Natural Gas	Spring 2016
Shawville Units 1, 2, 3 and 4	597	Natural Gas Conversion	Natural Gas	Summer 2016
Total	3,592

Total Fuel Repowerings and Conversions	4,918

(a) The Company plans to incur environmental capital expenditures associated with controls to satisfy MATS.  These expenditures are included in the Company’s environmental capital expenditures estimate noted above.

(b) Expenditures incurred for these projects are included in the Company’s growth investments capital expenditures.

(c) Projects are subject to applicable regulatory approvals and permits.

“With respect to facilities that are currently operating, the timing of the projects listed above could adversely impact the Company’s operating revenues, gross margin and other operating costs during the period prior to the targeted commercial operations date.”

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 99

3.                                      We note your response to comment 4.  It appears that the synergies associated with the combination of NRG’s wholesale generation business and retail business in Texas are responsible in large part for the NRG Texas reporting unit passing step two of the goodwill impairment test.  In this regard, your response indicates that these synergies exceed $815 million, while the implied fair value of your NRG Texas reporting unit’s goodwill exceeded its carrying amount in step two by $756 million.  To achieve the objective of explaining the judgments and uncertainties affecting this critical accounting policy, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions, please revise future filings to more clearly highlight the extent to which the value of this reporting unit’s goodwill relies on these synergies. In doing so, please explain to your investors how you arrived at the amount of estimated synergies and the uncertainties inherent in such estimates, how accurate your estimate of annual synergies has been in the past, how much your estimate of annual synergies has changed in the past, and whether your estimate of annual synergies is reasonably likely to change in the future.  We believe that quantifying the expected amount of synergies to be realized annually and providing sensitivity analysis about the impact of reasonably likely changes to these synergies would provide your investors with important information.  Please show us your proposed revisions within your response.

The Company will include additional disclosures in future filings to more clearly highlight the impact of synergies on our goodwill impairment test.  Our proposed revisions are as follows (in bold):

Within the section headed “The additional significant assumptions used in overall valuation of NRG Texas are as follows:” on page 100 of the NRG 10-K, we will revise the second bullet to read:

“The intangible value to NRG Texas for synergies it provides to NRG’s retail businesses was determined by capitalizing estimated annual collateral ~~charges~~ cost savings of approximately $76 million per year and annual supply cost savings of approximately $12 million, tax affected at the appropriate tax rate and assuming this value grows at a constant rate in perpetuity. The estimates of annual collateral cost savings resulting from utilizing our wholesale generation assets to provide supply to retail represent the cost of collateral that would otherwise need to be held in reserve to support potential postings to third parties in the case of a significant price move.  This is calculated from a combination of the volume the Company would otherwise need to buy from these third parties, based on historical volumes, and historical price movements calibrated to an appropriate probability. The estimates of annual supply cost savings are based on historical volumes of retail purchases from NRG Texas, an average bid-ask spread based on broker quotes and the assumption that NRG Texas will realize half of the benefits associated with this savings.”

The Company will revise the paragraph in which it discloses its sensitivity case for hypothetical changes in natural gas market prices on page 101 of the NRG 10-K to include a sensitivity case for hypothetical changes in realized synergies as follows:

“The Company’s estimate of fair value under the income approach described above is affected by assumptions about projected power prices, generation, fuel costs, capital expenditure requirements, synergies with its retail businesses and environmental regulations, and the Company believes that the most significant impact arises from future power prices and the ability of the Company to realize the synergies associated with the combination of NRG Texas with the Texas retail businesses…..”

The following new paragraph will be added below the paragraph revised above:

“Due to downward trends in natural gas market prices, the Company performed a sensitivity analysis to determine the impact of a hypothetical decrease in realized synergies.  The estimated retail load volume utilized for the base case assumption is the equivalent of 72% of the Texas retail load supported by NRG Texas wholesale generation.  For the sensitivity scenario, the Company assumed 50% of the Texas retail load volume is supported by NRG Texas wholesale, which results in annual estimated collateral cost savings of approximately $53 million and annual estimated supply cost savings of $9 million.  Under this sensitivity scenario, the fair value of NRG Texas decreased by approximately 4% of the carrying value as of December 31, 2014. “

The Company will also revise its disclosures around uncertainties associated with the underlying assumptions and factors on page 101 as follows:

“Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors.  As a result, there can be no assurance that the estimates and assumption made for purposes of the annual goodwill impairment test will provide to be accurate predictions of the future.  Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the NRG Texas reporting unit may include such items as follows:

•                  Falling or depressed long-term natural gas prices which may result in lower power prices in the markets in which the Texas reporting unit operates.

•                  A significant change to power plants’ new-build/retirement economics and reserve margins resulting primarily from unexpected environmental or regulatory changes;

•                  Decreases in natural gas prices or significant changes to power plants’ economics and expected generation could result in decreased realized synergies associated with estimated collateral and cost supply savings related to the combination of the NRG Texas and Texas retail businesses; and

•                  Macroeconomic factors that significantly differ from the Company’s assumption in timing or degree.”

Note 4 —  Fair Value of Financial Instruments

Recurring Fair Value Measurements, page 139

4.                                      We note your response to comment 7.  Explain to us in further detail how your proposed disclosure complies with ASC 280-10-50-2(bbb) and (g).  In this regard, we note your proposed disclosure does not provide quantitative information such as the weighted average of the forward market prices, nor does it clearly describe the sensitivity of the fair value measurement to changes in these significant unobservable inputs.  We refer you to the examples provided in ASC 820-10-55-103 and 55-106.  If you believe that additional disclosure is not necessary due to the immaterial impact of changes in market commodity prices, please explain to us in detail how you reached this conclusion, including whether you have hedged a portion of your level 3 instruments and how any hedges you put in place limit potential earnings volatility.

In response to your comment, NRG will disclose, beginning with the Form 10-Q for the quarterly period ended June 30, 2015, the information listed below related to unobservable inputs used in the valuation of level 3 positions in accordance with the guidance provided in ASC 820-10-55-103 and ASC 820-10-50-2(bbb) and (g).  GenOn will provide similar disclosures as applicable.  This disclosure is not applicable for NRG Yield.

The following relates to NRG’s positions as of December 31, 2014:

NRG’s significant positions classified as Level 3 include physical and financial power and physical coal executed in illiquid markets as well as financial transmission rights, or FTRs.  The significant unobservable inputs used in developing fair value include illiquid power and coal location pricing which is derived as a basis to liquid locations.  The basis spread is based on observable market data when available or derived from historic prices and forward market prices from similar observable markets when not available.  For FTRs, NRG uses the most recent auction prices to derive the fair value.  The following table quantifies the significant unobservable inputs used in developing the fair value of the Company’s Level 3 positions as of December 31, 2014:

Significant Unobservable Inputs

December 31, 2014

	Fair Value				Input/Range
	Assets	Liabilities	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
	(in millions)
Power Contracts	195	154	Discounted Cash Flow	Forward Market Price (per MWh)	$15	$92	$47
Coal Contracts	3	1	Discounted Cash Flow	Forward Market Price (per ton)	$53	$56	$54
FTRs	111	75	Discounted Cash Flow	Auction Prices (per MWh)	$(29)	$30	$0
	309	230

The following table provides sensitivity of fair value measurements to increases/(decreases) in significant unobservable inputs as of December 31, 2014:

Significant Unobservable Input	Position	Change in Input	Impact on Fair Value Measurement
Forward Market Price Power/Coal	Buy	Increase (Decrease)	Higher (Lower)
Forward Market Price Power/Coal	Sell	Increase (Decrease)	Lower (Higher)
FTR Prices	Buy	Increase (Decrease)	Higher (Lower)
FTR Prices	Sell	Increase (Decrease)	Lower (Higher)

Note 16 - Investments Accounted for by the Equity Method and Variable Interest Entities, page 177

5.                                      We note your response to comment 8.  Please demonstrate to us whether a change in accounting from the equity method to consolidation would be material to your consolidated financial statements for the three entities referenced in your response.  If so, please tell us in further detail why you do not believe you have a controlling financial interest in these entities.  Specifically, please separately explain in greater detail the nature of the approval rights that are granted to each entity’s minority shareholders and explain why you believe such rights are substantive instead of merely protective.  To assist us in understanding your conclusion not to consolidate these entities, provide to us a full analysis of what actions require the unanimous approval by all members and what actions under the operating agreement can be undertaken without unanimous approval.  Lastly, explain to us the process by which members cast their votes, such as through a shareholder vote or via representation on the board.

As noted in our earlier response, NRG has three equity method investments where its economic ownership is greater than 50%: Community Wind North (CWN) (99%), Elkhorn Ridge (66.7%) and San Juan Mesa (75%).  NRG acquired its interest in these entities with its purchase of Edison Mission Energy (EME) in 2014.

As illustrated in the table below, we believe that a change from the equity method to consolidation for the investees would be immaterial to the Company’s consolidated financial statements as of December 31, 2014.  We note that NRG acquired CWN, Elkhorn Ridge and San Juan Mesa on April 1, 2014.  For the purposes of the analysis below, we included the operating revenues and operating income for the period from January 1, 2014 through March 31, 2014 (pre-acquisition period in 2014) for each of the projects in order to provide a more representative materiality calculation.  We did not however adjust the NRG Consolidated amounts to include the pre-acquisition period.

(in millions of $, except percentages)	Community Wind North	Elkhorn Ridge	San Juan Mesa	Combined Total	NRG Consolidated	% of NRG Consolidated
Operating revenues	7	14	12	33	15,868	0.2%
Operating income	1	3	(1)	3	1,271	0.2%
Current assets	4	6	5	15	8,582	0.2%
Property, plant and equipment, net	28	90	88	206	22,367	0.9%
Current liabilities	1	1	1	3	4,859	0.0%
Non-current liabilities	1	3	1	5	23,820	0.0%

While we believe the consolidation of the three projects would be immaterial to NRG’s consolidated financial statements, we included below the detailed analysis we performed to determine that we do not have a controlling interest in each of the investments. The following is an analysis of the governance and voting rights for each of the investments:

Elkhorn Ridge

Elkhorn Ridge Wind LLC (Elkhorn Ridge) is a wind project in Nebraska formed in 2008 and owned 33.3% by local members and 66.7% by NRG Midwest LLC (NRG Midwest)

(formerly Edison Mission Midwest) as the investor member.  NRG Midwest is a wholly-owned subsidiary of NRG. In accordance with the operating agreement of Elkhorn Ridge, the management committee has responsibility for management of the company. The management committee is composed of the local members and the investor member (NRG Midwest), who each vote in proportion to their ownership interests, with local members voting 33.3% and NRG Midwest voting 66.7%.  NRG Midwest was appointed manager of Elkhorn Ridge by the members and has the right to appoint the operator of the wind project.  Matters subject to approval by the management committee require a majority vote except for certain actions which require a super-majority vote of 75% of the member interest.  Actions requiring a super-majority vote encompass most significant organizational and operating decisions including the following: (i) approval of amendment or modification of the governing documents of the company and material agreements, (ii) authorization of capital expenditures greater than $1 million, (iii) issuance of company debt, (iv) issuance of membership interests to third parties and (v) approval of budgets.  Despite acting as manager of the project, the operating agreement provides that the operator of the wind project cannot take any action requiring a super-majority vote without the receipt of the super-majority vote.  As noted in our previous response, NRG considers the actions that require super-majority vote to be substantive participating rights and accordingly, concluded that it does not have a controlling financial interest in Elkhorn Ridge.

San Juan Mesa

San Juan Mesa Wind LLC (San Juan Mesa) is a wind project in New Mexico formed in 2006 and owned 75% by NRG New Mexico LLC (NRG New Mexico) (formerly Mission New Mexico LLC) as the initial member and 25% by an investor member. NRG New Mexico is a wholly-owned subsidiary of NRG. In accordance with the operating agreement of San Juan Mesa, the management committee has responsibility for management of the company. The management committee is composed of the investor member and the initial member (NRG New Mexico), who vote in proportion to their ownership interests.  NRG New Mexico was appointed manager of San Juan Mesa by the members and has the right to appoint an operator of the wind project.  Certain matters subject to approval by the management committee require a unanimous vote.  Actions requiring a unanimous vote encompass most significant organizational and operating decisions including (i) approval of amendment or modification of the governing documents of the company and material agreements, (ii) authorization of capital expenditures greater than $1 million, (iii) issuance of company debt, (iv) issuance of membership interests to third parties and (v) approval of budgets.  As noted in our previous response, NRG considers the actions that require unanimous vote to be substantive participating rights and accordingly, concluded that it does not have a controlling financial interest in San Juan Mesa.

Community Wind North (CWN)

CWN is a community-based economic development (C-BED) wind generation project in Minnesota.  In 2010, NRG Community Wind North LLC (NRG CWN) (formerly Mission Wind Community Wind North LLC) entered into an agreement wherein, as the financial member, it acquired 99% of the financial rights (which are rights in income, losses, distributions and credits of CWN) and 49% of the governance rights (which are the rights to vote, receive notices and attend meetings of a management committee) from the local member.

The business and affairs of CWN are managed and directed by a management committee composed of 2 members, one designated by NRG and the other by the local member.  Each management committee member has a vote equal to the governance rights allocated to the member, which are 49% to NRG and 51% to the local member. Because NRG has less than 50% of the governance rights of CWN, we concluded that it does not have a controlling financial interest in CWN.

Note 18 —  Segment Reporting, page 180

6.                                      With respect to NRG, your response to comment 9 indicates that your CODM uses both Adjusted EBITDA and Net Income/Loss as the segmental measure of profit or loss used in assessing segment performance as contemplated by ASC 280.  Please explain to us how and when each of these measures is used by your CODM in assessing segment performance, highlighting any differences in how and when these measures are used.  Additionally, please explain to us why most of your communications to investors solely present Adjusted EBITDA by segment since your CODM uses both measures to assess segment performance.

Adjusted EBITDA and Net Income/Loss for each reportable segment is presented to the CODM on a monthly basis as part of a larger package prepared by NRG’s Financial Planning & Analysis (FP&A) group.  The monthly package includes a reconciliation of Net Income/Loss by each reportable segment to Adjusted EBITDA, cash generated from operations, free cash flow before growth, and economic gross margin.  The financial results are benchmarked against budgeted expectations to provide the CODM with the ability to assess each segment’s performance along with the overall performance of NRG.  Financial results may also be reviewed more frequently than a monthly basis in the event of a significant transaction or acquisition.

Economic gross margin and Adjusted EBITDA are the most frequently reviewed performance measures with respect to the CODM’s assessment of the Company against its internal expectations and its peers’ results. Economic gross margin generates the most variability in our financial results and has the most significant impact on both Adjusted EBITDA and Net Income/Loss and accordingly, the monthly financial information provides an analysis of the key drivers of economic gross margin as well as a comparison to both budget and forecast information. Cash from operations and free cash flow before growth are assessed in connection with Adjusted EBITDA and economic gross margin to determine the Company’s ability to utilize the cash generated from its operating activities.  Net Income/Loss is also utilized in connection with other measures to assess the Company’s profitability with many of its debt agreements.

With respect to NRG’s communications to investors, Adjusted EBITDA is the metric most commonly used among independent power producers and the simplest metric for investors to evaluate the unlevered operating cash flows of NRG’s assets.  Accordingly, management believes that it is the most meaningful indicator for investors to benchmark our performance against our peers.  Due to this fact, we provide guidance to the investment community with respect to Adjusted EBITDA and an assessment of our performance against guidance.  Within MD&A, we disclose in detail the key drivers of changes in our gross margin (equivalent to our internal reporting of economic gross margin) and other operating costs, which are the most significant drivers of our Adjusted EBITDA and are closely reviewed and monitored by our CODM and segment managers.

7.                                      With respect to NRG, your response to comment 9 indicates that only your Corporate reportable segment contains multiple operating segments that have been aggregated.  To assist us in better understanding your response, please apply the following comments to NRG.

Our responses with respect to NRG are detailed below.

8.                                      Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

Our CODM is David Crane, our chief executive officer.  His role is to lead the company in implementing its business strategy. His direct reports include:

Mauricio Gutierrez, Chief Operating Officer and President, NRG Business

Tom Doyle, President, NRG Renew

Steven McBee, President, NRG Home

Judith Lagano, East Regional President

John Chillemi, West Regional President

John Ragan, Gulf Coast Regional President

Denise Wilson, President, Electric Vehicle Solutions

Tanuja Dehne, Chief Administrative Officer

Kirk Andrews, Chief Financial Officer

David Hill, General Counsel

Christopher Sotos, Senior Vice President of Strategy and M&A

9.                                      Identify and describe the role of each of your segment managers.

Our segment managers are as follows:

Mauricio Gutierrez: NRG Business

Steven McBee: NRG Home

Elizabeth Killinger: NRG Home Retail

Kelcy Pegler, Jr.: NRG Home Solar

Tom Doyle: NRG Renew

Kirk Andrews: NRG Yield

Our segment managers are responsible for managing the operational activities of each of the assets and projects within their respective operating segments.  This includes responsibility for financial results, conversations with various business partners and customers and continued development of each business segment.

10.                               Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The discussion below is with respect to segment management.  It does not address meetings between our CEO and the General Counsel, SVP of Strategy and M&A, President, Electric Vehicle Solutions or Chief Administrative Officer, except as it pertains to the general meetings described below.

Our CODM (CEO) — meets regularly, both individually with his direct reports and as a group, to discuss general company activities.  The agenda for these meetings vary, however, discussion regarding financial results or financial metrics for the segments are generally reserved for meetings with the Chief Financial Officer or the segment managers and discussions with the other direct reports are generally focused on strategic initiatives in their respective regions or businesses.

The CODM meets with the segment managers as follows, which meetings may also include the Chief Financial Officer:

NRG Business: Our CODM meets regularly with the President of NRG Business to discuss any significant variation of the overall NRG Business operations or budget as well as any significant changes to repowering, conversion or development projects, which will typically include the president of the relevant region.

NRG Home: Our CODM meets regularly with the President of NRG Home to discuss key finance and strategic matters that pertain to broader NRG Home interests, specific businesses within retail and Home Solar and emerging NRG Home initiatives and development activities in new markets, which may at times include the manager of these specific areas.

Specific to NRG Home Solar, our CODM meets with the President of NRG Home, the President of NRG Home Solar and the Senior Vice President of Finance for NRG Home Solar to discuss business updates and key performance indicators, primarily deployments to date, time to installation, time to deployment and cost per watt.

NRG Renew: Our CODM meets regularly with the President of NRG Renew to discuss any significant variation to the overall NRG Renew business plan or budget as well as proposed new projects and the anticipated economics associated with the project (typically evaluated as rate of return on investment).

NRG Yield: Our CODM meets monthly to review the financial results of NRG Yield with the CFO.  Additionally, our CODM meets with the CFO and the Senior Vice President, NRG Yield, on an as needed basis to discuss proposed acquisitions, investments or drop downs from NRG.

In support of these meetings, our FP&A group prepares monthly reports, which are provided to the CODM.  The CODM reviews this information with his direct reports on an as needed basis as described above and on a quarterly basis in preparation for our earnings call and quarterly reporting.  In addition, all of the CODM’s direct reports attend meetings where the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q are reviewed and approved prior to filing.

11.                               For the Gulf Coast business within your NRG Business reportable segment, tell us who is held accountable for this business and the title and role of the person this individual reports to in the organization.  Please provide the same information for each of the East, West and B2B businesses.

Within NRG Business, the individuals that manage each portion of the business are as follows:

Gulf Coast region: John Ragan, Gulf Coast Regional President

East region: Judith Lagano, East Regional President

West region: John Chillemi, West Regional President

B2B: Mauricio Gutierrez, President, NRG Business

As described above, Mr. Ragan, Ms. Lagano and Mr. Chillemi each report to our CODM.  With respect to management of NRG Business, the Regional Presidents are responsible for asset management and business development, while the President, NRG Business is responsible for commercial operations and plant operations.  The President, NRG Business is responsible for general oversight of the NRG Business segment.

12.                               Describe the information regularly provided to the CODM and how frequently it is prepared.

Monthly reports are provided to the CODM that include the following information:

1)             Adjusted EBITDA by segment — actual, budget and forecast with variance for current period (including the primary driver, economic gross margin, as well as other underlying line items such as open energy margin and hedge impacts)

2)             Adjusted EBITDA by segment reconciled to Net Income/Loss by segment

3)             Operational statistics by segment — Business/Renew: generation (MWh), outage hours (planned and unplanned), capacity factors, equivalent availability factors, power prices and fuel prices; Home: load (GWh), Home Solar bookings and deployed systems, customer counts (average and ending), attrition rates, bad debt experience, customer acquisition costs

4)             Stock price historical analysis

5)             Liquidity analysis and corporate debt credit ratios

6)             Risk summary including hedge ratios and Home Solar credit risk

7)             Capital available for allocation by segment — actual, budget and forecast

8)             Expense analysis: Corporate costs, development costs, integration costs, operations and maintenance expenses, selling and marketing expenses

9)             Headcount analysis

10)      Long-term plan overview (Adjusted EBITDA by segment)

11)      Forecast changes and drivers

12)      Capital for allocation and growth investments by segment

13)      Commodity price trends

14)      Dark and spark spread trends in major markets

15)      Generation statistics by plant

As NRG Yield is a separate public company, separate monthly reports are provided to the CODM that include the following information:

1)             Adjusted EBITDA by plant — actual, budget and forecast with variance analysis

2)             Adjusted EBITDA by segment reconciled to Net Income/Loss by segment

3)             CAFD by plant — actual, budget and forecast with variance analysis

4)             Generation by plant

5)             Long-term plan overview (Adjusted EBITDA and CAFD by plant)

6)             Free Cash Flow forecast

7)             Debt metrics — consolidated and corporate leverage and debt service coverage ratios

8)             Maintenance capital expenditures by plant

9)             Interest expense by debt facility

10)      Forecast information for potential future drop downs

11)      Weighted average life of power purchase agreements

13.                               Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Various members of the NRG Board of Directors participate in committees that review financial information, typically on a quarterly basis, including the Audit Committee and the Finance and Risk Management (FARM) Committee.  If a specific need to communicate additional information is identified, such as a proposed acquisition, information related to the specific topic may be provided at that time.

The Audit Committee is provided with, on a quarterly basis, annual and quarterly reports on Forms 10-K and 10-Q, the earnings press release, and a presentation of quarterly/annual highlights, including significant changes to the SEC filings, significant accounting transactions (e.g. acquisitions, investments, financing activities), summarized financial results by segment, tax matters, integration updates and other all matters as governed by the New York Stock Exchange and Securities and Exchange Commission.

The FARM Committee receives a quarterly summary that includes the current status of NRG’s debt position, recent financing activity, capital allocation updates, changes in liquidity, information with respect to potential future financing activity and a summarized forecast of company metrics including cash flow information for the next five years.

Each committee is responsible for reviewing the information provided to them and reporting any significant matters to the remaining members of the Board of Directors.  At each quarterly meeting of the Board of Directors, the CODM provides a report that includes a regional discussion on the development of assets, new growth opportunities, an overview of Adjusted EBITDA against the budget and forecast and an update to the Adjusted EBITDA forecast for the remainder of the fiscal year.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc. David Callen, Chief Accounting Officer, NRG Energy, Inc.